Claire’s Holdings LLC

2400 West Central Road

Hoffman Estates, IL 60192

June 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Claire’s Holdings LLC

Registration Statement on Form S-1 (File No. 333-259887)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Claire’s Holdings LLC (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-259887) filed with the Commission on September 29, 2021, including all amendments and exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because it has decided not to proceed with the offering at this time.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions in connection with this request, please contact the undersigned at (847) 765-4319 or John Meade of Davis Polk & Wardwell LLP at (212) 450-4077.

Sincerely,

CLAIRE’S HOLDINGS LLC

By:	/s/ Brendan McKeough
Brendan McKeough
Executive Vice President, General Counsel & Secretary

cc: John Meade, Davis Polk & Wardwell LLP